Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com
June 11, 2007
Via U.S. Mail And Facsimile
Max A. Webb
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	WFN Credit Company, LLC Registration Statement on Form S-3 Filed April 10, 2006 File No. 333-133170
     WFN Credit Company, LLC (the “Registrant”) has requested us to respond to the Commission staff’s comment letter dated May 3, 2006 concerning the captioned Registration Statement (the “Comment Letter”).
     The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on April 10, 2006.
     The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of the prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
     This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK
Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.
Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP
June 11, 2007

codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

The Registrant, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust have been timely with Exchange Act reporting during the past twelve months. World Financial Network Credit Card Master Trust, CIK No. 0001140096, and World Financial Network Credit Card Master Note Trust, CIK No. 0001282663, are the only entities previously established by the Registrant or an affiliate of the Registrant that have offered a class of asset backed securities involving the same class.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response

We confirm that we will file the finalized agreements under cover of form 8-K prior to or at the time of each final prospectus, or that all the material terms will have been disclosed in the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.	It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

Response

We have amended the pooling and servicing agreement and the transfer and servicing agreement to comply with the new requirements in Exchange Act Rule 15d-18. Please see the exhibits to the Form 8-K filed by the Registrant on April 5, 2005, which are incorporated in the Registration Statement as indicated on the Exhibit Index.

Mayer, Brown, Rowe & Maw LLP
June 11, 2007

5.	We note from page 80 of your base prospectus that you list several specific types of credit support and then indicate that “other swap” may also be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

Response

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. The base prospectus has been revised on page 79 to remove the quoted language.

6.	Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c).

Response

All fees and expenses are paid by the servicer out of its servicing fee, rather than out of the cash flows from the pool assets, as described under “The Servicer—Servicing Compensation and Payment of Expenses” on page 37 of the Base Prospectus.
Prospectus Supplement
Important Notice About Information
7.	We note your disclosure that if the description of the notes in the prospectus supplement differs from that described in the prospectus, that the investor should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Response

We have revised the prospectus supplement to delete the statement noted in your comment as requested.
Revolving Period, page 7

Mayer, Brown, Rowe & Maw LLP
June 11, 2007

8.	We note your disclosure that a revolving period is contemplated. Please provide the disclosure required in Item 1111(g) of Regulation AB, as applicable. Please also revise your disclosure in the summary to include disclosure in the supplement of the information required by Item 1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable.

Response

The information required by Item 1111(g) is disclosed as follows:

Item	Location

1111(g)(1)	“Structural Summary—Allocations of Collections and Losses” (page S-5)

1111(g)(2)
Not applicable for revolving period. The terms that will be applicable to any pre-funding period are described under “Structural Summary—Pre-Funding Account and Funding Period” in the form of prospectus supplement and under “The Trust Portfolio—Funding Period” starting on page 54 in the base prospectus.

1111(g)(3)	Not applicable for the structure described in the Registration Statement.

1111(g)(4)
Not applicable for revolving period. The terms that will be applicable to any pre-funding period are described under “Structural Summary—Pre-Funding Account and Funding Period” in the form of prospectus supplement and under “The Trust Portfolio—Funding Period” on page 54 in the base prospectus.

Mayer, Brown, Rowe & Maw LLP
June 11, 2007

Item	Location

1111(g)(5)
“Structural Summary—Allocations of Collections and Losses” on page S-5, “Structural Summary—Application of Principal Collections” on page S-7 and “Description of Series Provisions—Early Amortization Events” on page S-33 in the prospectus supplement and “Description of the Notes—Early Amortization Events” on page 65 in the base prospectus

1111(g)(6)
Additions of assets are described under “Structural Summary—Addition of Assets to the Trust” on page S-4 in the prospectus supplement and under “The Trust Portfolio—Addition of Trust Assets” on page 51 in the base prospectus. Removals of assets are described under “Structural Summary—Removal of Assets from the Trust” on page S-4 in the prospectus supplement and under “The Trust Portfolio—Removal of Accounts” on page 53 in the base prospectus.

1111(g)(7)	“The Trust Portfolio—Composition of the Trust Portfolio” on page 45 in the base prospectus and “The Trust Portfolio—Addition of Trust Assets” on page 51 in the base prospectus

1111(g)(8)	“The Trust Portfolio—Addition of Trust Assets” on page 51 in the base prospectus

1111(g)(9)	“The Trust Portfolio—Addition of Trust Assets” on page 51 in the base prospectus

1111(g)(10)	“The Trust Portfolio—Funding Period” on page 54 in the base prospectus

1111(g)(11)	“The Trust Portfolio—Funding Period” on page 54 in the base prospectus

1111(g)(12)	“The Trust Portfolio—Notice of Changes in Trust Portfolio” on page 54 in the base prospectus
The information required by Item 1103(a)(5)(i)—term or duration of revolving period—is included on page S-5 under the heading “Structural Summary—Allocations of Collections and Losses.” The information required by Item 1103(a)(5)(iii) is not applicable because there is no maximum amount of assets

Mayer, Brown, Rowe & Maw LLP
June 11, 2007

that may be acquired during the revolving period, and no such maximum is required by Regulation AB. The information required by Item 1103(a)(5)(iv) is not applicable for the type of revolving period contemplated in the Registration Statement.

For a master trust structure like that described in the Registration Statement, assets may be added both during the revolving period for any given series and during the other periods applicable to any series when principal is being paid on, or accumulated in account for the benefit of, those notes. (See second sentence of Item 1101(c)(3)(i).) The information required by Items 1103(a)(5)(v) and (vi) is disclosed in the base prospectus under the heading “The Trust Portfolio—Addition of Trust Assets.”
Base Prospectus
Funding Period, Page 54
9.	We note that your disclosure that you may use up to 100% of the principal balance of a series to fund the account. Please note that you may not use more than 50% of the principal balance of the offering to fund the account. See Item 1101(c)(3)(ii) of Regulation AB.

Response

For a master trust, the proceeds for the pre-funding account may not exceed 50% of the aggregate principal balance of the total asset pool whose cash flows support the securities. See Item 1101(c)(3)(ii)(A). We do not believe the quoted provision of 1101(c)(3)(ii)(B) would apply to a master trust. We have revised the form of prospectus supplement on page S-4 under “Structural Summary—Pre-Funding Account and Funding Period” and the base prospectus on page 54 under “Funding Period” to indicate that the prefunded amount for any series will not exceed 50% of the aggregate principal receivables.

10.	Furthermore, please revise your summary in the prospectus supplement to include bracketed language to disclose the information required by Item 1103(a)(5)(i), (ii), (iv), (v), (vi), and Item 1111(g)(2), as applicable.

Response

With respect to the funding period, the information required by Item 1103(a)(5)(i), (ii), (iv), (v), (vi), and Item 1111(g)(2), as applicable, is disclosed as follows:

Mayer, Brown, Rowe & Maw LLP
June 11, 2007

Item	Location

1103(a)(5)(i)	“Structural Summary—Pre-Funding Account and Funding Period”

1103(a)(5)(ii)	“Structural Summary—Pre-Funding Account and Funding Period”

1103(a)(5)(iv)	“Structural Summary—Pre-Funding Account and Funding Period”

1103(a)(5)(v)	Not applicable for funding period. See response to Comment 8 with respect to the revolving period.

1103(a)(5)(vi)	Not applicable for funding period. See response to Comment 8 with respect to the revolving period.

1111(g)(2)	“Structural Summary—Pre-Funding Account and Funding Period”.
Use of Proceeds
11.	We note that you may use part of the proceeds of the offering for general corporate purposes and to repay debt. Please tell us what you mean by “general corporate purposes.”

Response

By “general corporate purposes,” we mean paying expenses and other obligations incurred in the ordinary course of business.

Mayer, Brown, Rowe & Maw LLP
June 11, 2007

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-8737. Please communicate any remaining comments to my attention at the address and/or facsimile number above.
Sincerely,
/s/ Shoufen Hu
Shoufen Hu

Cc:	Messeret Nega Securities and Exchange Commission